

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 7, 2009

Mr. Steven Claussen, Chief Executive Officer
Capital Reserve Canada Limited
18104-102 Ave.
Edmonton, Alberta CANADA   T5S-1S2

> **Re: Capital Reserve Canada Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed July 7, 2007**
> **File No. 0-50339**

Dear Mr. Claussen:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief